Management's Discussion and Analysis

For The Year Ended December 31, 2022

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. (formerly Largo Resources Ltd.) ("we", "our", "us", "Largo", or the "Company") for the year ended December 31, 2022 ("2022") and should be read in conjunction with the annual consolidated financial statements and related notes for the same period. References in the below discussion refer to the note disclosures contained in the annual consolidated financial statements for the years ended December 31, 2022 and 2021 ("2022 annual consolidated financial statements"). References in the below discussion to "Q4 2022" and "Q4 2021" refer to the three months ended December 31, 2022 and December 31, 2021 and references to "2021" refer to the year ended December 31, 2021.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information, including the Company's press releases, has been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR") and is available online under the Company's profile at www.sedar.com and www.sec.gov.

This MD&A reports the Company's activities through March 9, 2023, unless otherwise indicated. References to "date of this MD&A" mean March 9, 2023. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed the technical information in the MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURETM and VPURE+TM products, which are sourced from the Company's Maracás Menchen Mine in Brazil. In addition to advancing its U.S.-based clean energy storage business, the Company is in the process of implementing an ilmenite concentration plant using feedstock from its existing operations. Largo's VCHARGE vanadium batteries offer an efficient, safe, and long-life storage system that is fully recyclable at the end of its expected 25+ year lifetime. The Company's strategy is centered around two important pillars: a profitable supply of its industry-preferred vanadium products from Brazil combined with its emerging clean energy storage business to support the world's low carbon future.

On November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "LGO" and on the Nasdaq Stock Market ("Nasdaq") under the symbol "LGO".

2022 Highlights

• The Company's Maracás Menchen Mine produced 10,436 tonnes of vanadium pentoxide ("V2O5") in 2022, including quarterly production 2,004 tonnes of V2O5 produced in Q4 2022. The global V2O5 recovery rate for 2022 was 79.1%, with 74.7% seen in Q4 2022. The Company sold 11,091 tonnes of V2O5 equivalent in 2022, with sales in Q4 2022 of 2,774 tonnes.

• The Company recorded net income before tax of $4,039 for 2022 and net loss of $2,226 after the recognition of an income tax expense of $7,688 and a deferred income tax recovery of $1,423.

• The Company's cash balance at December 31, 2022 was $54,471.

Management's Discussion and Analysis for the Year Ended December 31, 2022 1

• On February 3, 2022, the Company announced the creation of Largo Physical Vanadium Corp. ("LPV") and a proposed qualifying transaction pursuant to the policies of the TSX Venture Exchange with Column Capital Corp. (the "CPC"), a capital pool company. On April 19, 2022, the Company announced that LPV and CPC had entered into a definitive agreement that will result in CPC acquiring all of the issued and outstanding securities of LPV in exchange for securities of CPC and the reverse-takeover of CPC by LPV to form a combined entity (the "Resulting Issuer"). On September 15, 2022, the Company announced the completion of the qualifying transaction for LPV with CPC. As part of the transaction, the Company contributed approximately 200 tonnes of V2O5 equivalent and C$20,000 of the C$30,220 that LPV raised in a financing that closed in April 2022. On September 27, 2022, the Company announced that LPV shares had commenced trading on the TSX Venture Exchange under the ticker symbol "VAND".

• In April 2022, the Company repaid in full its $15,000 working capital facility with a bank in Brazil. At the same time, the Company secured a new working capital facility with another bank in Brazil. This facility was fully drawn down and proceeds of $15,000 were received. This facility is due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum. In December 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil, which was used for the early settlement of the previously mentioned $15,000 facility. The facility is for three years, with equal principal repayments due semi-annually after a grace period of 360 days. In addition to a fee of 0.7%, accrued interest at a rate of 8.20% p.a. is to be paid every six months.

• On May 30, 2022, the Company announced that the TSX had accepted its notice of intention to make a normal course issuer bid ("NCIB") to purchase for cancellation its common shares (the "Common Shares"). Largo may purchase up to 3,641 Common Shares under the NCIB. Purchases of Common Shares may be effected through the facilities of the TSX, NASDAQ, and alternative trading systems during the period starting on June 1, 2022 and ending no later than May 31, 2023. The price that Largo will pay for any Common Shares will be the market price at the time of purchase. The actual number of Common Shares that may be purchased pursuant under the NCIB and timing of any such purchases will be determined by Largo. During 2022, the Company paid $6,088 for the repurchase and cancellation of 873 shares.

• On July 19, 2022, the Company announced that it had published its 2021 Sustainability Report detailing the Company's approach and progress towards integrating sustainability into all aspects of its business. Largo's 2021 Sustainability Report has been compiled in accordance with the Global Reporting Initiative ("GRI") Standards: Core option, as well as Value Reporting Foundation - Sustainability Accounting Standards Board ("SASB") Metals & Mining Industry Standard requirements.

• On August 4, 2022, the Company announced that Largo Clean Energy ("LCE") had signed a non-binding memorandum of understanding ("MOU") with Ansaldo Green Tech to negotiate the formation of a joint venture for the manufacturing and commercial deployment of vanadium redox flow batteries ("VRFB") in the European, African and Middle East power generation markets.

• In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due after 18, 24, 30 and 36 months. In addition to a fee of 0.7%, accrued interest at a rate of 8.33% p.a. is to be paid every six months.

Significant Events and Transactions Subsequent to 2022

• In January 2023, the Company entered into a two-year loan agreement for $15,000, bearing interest at 6.85% per annum. Payments are due quarterly with principal repayments starting after a grace period of 180 days. Also in January 2023, the Company entered into a three-year loan agreement for $10,000, bearing interest at 8.36% per annum and an initial fee of 0.70% of the principal. Payments are due semi-annually with principal repayments starting after a grace period of 360 days.

• On February 16, 2023, the Company announced a change in leadership in which Mr. Daniel Tellechea has been appointed as interim Chief Executive Officer following Mr. Paulo Misk's departure from the Company with immediate effect.

Management's Discussion and Analysis for the Year Ended December 31, 2022 2

2022 Summary

Financial

	Three months ended
	December 31,	December 31,
	2022	2021	Movement
Revenues	$47,501	$50,326	$(2,825)	(6%)

Operating costs	(44,455)	(37,746)	(6,709)	18%
Direct mine and production costs	(28,401)	(21,370)	(7,031)	33%
Professional, consulting and management fees	(5,735)	(5,557)	(178)	3%
Foreign exchange (loss) gain	(326)	79	(405)	(513%)
Other general and administrative expenses	(3,454)	(2,297)	(1,157)	50%
Share-based payments	(940)	(1,153)	213	(18%)
Finance costs	(801)	(368)	(433)	118%
Interest income	311	137	174	127%
Technology start-up costs	(8,181)	(3,105)	(5,076)	163%
Exploration and evaluation costs	(1,144)	(653)	(491)	75%
	(64,725)	(50,663)	(14,062)	28%
Net loss before tax	(17,224)	(337)	(16,887)	5,011%
Income tax recovery (expense)	1,336	(402)	1,738	(432%)
Deferred income tax recovery	252	1,528	(1,276)	(84%)
Net income (loss)	$(15,636)	$789	$(16,425)	(2,082%)

Unrealized gain (loss) on foreign currency translation	6,016	(4,086)	10,102	(247%)
Comprehensive loss	$(9,620)	$(3,297)	$(6,323)	192%

Basic earnings (loss) per share	$(0.24)	$0.01	$(0.25)	(2,500%)
Diluted earnings (loss) per share	$(0.24)	$0.01	$(0.25)	(2,500%)

Cash (used) provided before working capital items	$(14,055)	$6,102	$(20,157)	(330%)
Net cash (used in) provided by operating activities	(5,429)	3,427	(8,856)	(258%)
Net cash provided by (used in) financing activities	24,078	(2)	24,080	(1,204,000%)
Net cash used in investing activities	(26,819)	(6,985)	(19,834)	284%
Net change in cash	(8,242)	(3,777)	(4,465)	118%

Management's Discussion and Analysis for the Year Ended December 31, 2022 3

	Year ended
	December 31,	December 31,
	2022	2021	Movement
Revenues	$229,251	$198,280	$30,971	16%

Operating costs	(169,719)	(133,010)	(36,709)	28%
Direct mine and production costs	(94,521)	(75,126)	(19,395)	26%
Professional, consulting and management fees	(25,277)	(17,922)	(7,355)	41%
Foreign exchange gain	1,584	610	974	160%
Other general and administrative expenses	(14,319)	(6,404)	(7,915)	124%
Share-based payments	(2,372)	(3,135)	763	(24%)
Finance costs	(1,588)	(1,135)	(453)	40%
Interest income	1,109	403	706	175%
Technology start-up costs	(12,695)	(3,835)	(8,860)	231%
Exploration and evaluation costs	(1,935)	(2,093)	158	(8%)
	(225,212)	(166,521)	(58,691)	35%
Net income before tax	$4,039	$31,759	$(27,720)	(87%)
Income tax expense	(7,688)	(5,430)	(2,258)	42%
Deferred income tax recovery (expense)	1,423	(3,758)	5,181	(138%)
Net income (loss)	$(2,226)	$22,571	$(24,797)	(110%)

Unrealized gain (loss) on foreign currency translation	6,607	(10,334)	16,941	(164%)
Comprehensive income	$4,381	$12,237	$(7,856)	(64%)

Basic earnings (loss) per share (note 15)	$(0.03)	$0.35	$(0.38)	(109%)
Diluted earnings (loss) per share (note 15)	$(0.03)	$0.35	$(0.38)	(109%)

Cash provided before working capital items	$21,424	$55,362	$(33,938)	(61%)
Net cash provided by operating activities	3,460	39,777	(36,317)	(91%)
Net cash provided by (used in) financing activities	26,435	(6,902)	33,337	(483%)
Net cash used in investing activities	(60,147)	(27,399)	(32,748)	120%
Net change in cash	$(29,319)	$4,645	$(33,964)	(731%)

The movements in the discussion below refer to those shown in the previous table.

• The Company recorded net loss of $2,226 in 2022, compared with a net income of $22,571 in 2021. This movement was influenced by a 28% increase in operating costs, a 41% increase in professional, consulting and management fees, a 124% increase in other general and administrative expenses and a 231% increase in technology start-up costs. This was partially offset by a 16% increase in revenues.

• For Q4 2022, the Company recorded net loss of $15,636, compared with net income of $789 for Q4 2021. This movement was primarily attributable to a 6% decrease in revenues, an 18% increase in operating costs, a 3% increase in professional, consulting and management fees, a 50% increase in other general and administrative expenses and a 163% increase in technology start-up costs.

Commercial

• In Q4 2022, the Company sold 2,774 tonnes of V2O5 equivalent (Q4 2021 - 2,899 tonnes), including 118 tonnes of purchased products (Q4 2021 - 56 tonnes). Produced V2O5 equivalent sold decreased, with 5,855 (000s lb) sold in Q4 2022, as compared with 6,267 (000s lb) sold in Q4 2021. The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

Management's Discussion and Analysis for the Year Ended December 31, 2022 4

• For 2022, the Company achieved the lower end of its revised annual sales guidance of 11,000 to 12,000 tonnes of V2O5 equivalent with total sales of 11,091 tonnes of V2O5 equivalent (2021 - 11,393 tonnes).

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers. Logistical challenges and transport costs have eased from their highs and the Company expects further improvements in the coming quarters. The Company continued to deliver on all its commercial commitments.

• During Q4 2022, the average benchmark price per lb of V2O5 in Europe was $8.25, an increase of 0.2% from the average of $8.23 seen in Q3 2022 and a decrease of 0.6% from the average of $8.30 seen in Q4 2021. The average benchmark price at December 31, 2022 was approximately $9.44, compared with approximately $8.00 at September 30, 2022 and $8.75 at December 31, 2021. During Q4 2022, the average benchmark price per kg of FeV in Europe was $33.35, a decrease of 1.5% from the average of $33.85 seen in Q3 2022 and an increase of 3.3% from the average of $32.29 seen in Q4 2021. The average benchmark price at December 31, 2022 was approximately $36.50, compared with approximately $32.65 at September 30, 2022 and $32.75 at December 31, 2021. The Company is now selling products with pricing based on several different V2O5 and FeV benchmarks. The Company's revenues will be driven by the movements in these prices.

• At December 31, 2022, the Company recognized an inventory write-down of $1,987 for its purchased products. This was primarily due to the high cost of purchased FeV relative to current benchmark prices.

• Spot demand in Q4 2022 increased from the previous quarter, primarily due to higher than expected demand from the aerospace sector. Demand in the steel market, particularly in Europe, was weaker than previous quarters due to ongoing geopolitical uncertainties and concerns over energy prices and availability.

• The Company maintains a strong focus on developing new markets for its high purity products and increased sales of V2O3 in Europe during the period.

• LPV began its principal activities during Q4 2022 and by December 31, 2022, $14,510 had been spent on the purchase of vanadium assets.

• Subsequent to Q4 2022, sales in January 2023 were 1,080 tonnes of V2O5 equivalent.

• During Q4 2022, the Company recognized revenues of $47,501 (Q4 2021 - $50,326) from sales of 2,774 tonnes of V2O5 equivalent (Q4 2021 - 2,899 tonnes). Of the total revenues, $42,653 is related to the Sales & trading segment, $4,848 is related to the Mine properties segment and $nil is related to the Corporate segment (after the elimination of inter-segment transactions).

• During 2022, the Company recognized revenues of $229,251 (2021 - $198,280) from the sales of 11,091 tonnes of V2O5 equivalent (2021 - 11,393 tonnes). Of the total, $198,274 is related to the Sales & trading segment, $30,663 is related to the Mine properties segment and $314 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Year Ended December 31, 2022 5

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$7.15	$7.58	$8.63	$7.47
- Purchased material	$-	$-	$12.02	$8.27
- Total	$7.15	$7.58	$8.70	$7.48

V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$11.12	$-	$11.63	$-
- Purchased material	$11.43	$-	$11.32	$-
- Total	$11.15	$-	$11.59	$-

FeV revenues per kg of FeV sold[1,2]
- Produced material	$28.02	$26.72	$33.27	$27.30
- Purchased material	$26.77	$24.44	$36.51	$26.85
- Total	$27.89	$26.63	$33.98	$27.26

Revenues per pound sold[1,2]	$7.77	$7.88	$9.38	$7.89

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non- GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $44,455 in Q4 2022 (Q4 2021 - $37,746) include direct mine and production costs of $28,401 (Q4 2021 - $21,370), conversion costs of $2,231 (Q4 2021 - $2,592), product acquisition costs of $3,775 (Q4 2021 - $1,010), royalties of $2,106 (Q4 2021 - $2,279), distribution costs of $2,282 (Q4 2021 - $1,463), inventory write-down of $362 (Q4 2021 - $3,208), depreciation and amortization of $5,959 (Q4 2021

- $5,824) and iron ore costs of $22 (Q4 2021 - $nil), partially offset by insurance proceeds of $683 (Q4 2021 - $nil).

• The increase in direct mine and production costs is attributable to a decrease in the global recovery (Q4 2022 - 74.7%, Q4 2021 - 76.0%), cost increases in critical consumables, including heavy fuel oil ("HFO") and ammonium sulfate, as well as increased consumption of these critical consumables and sodium carbonate. Costs were further impacted by the Company's mining contractor transition and corrective maintenance in the plant. Further, the Company's Maracás Menchen Mine experienced approximately 36% more rainfall in December 2022 compared to December 2021, and more than 76% more rainfall on a single day during the same comparative month. Higher costs of production in the current and previous periods related to shutdowns caused by abnormally high rainfall and corrective maintenance continue to impact operating costs as a result of the time between production and sales. Product acquisition costs relate to the cost of previously purchased products that have been sold in the period. Insurance proceeds relate to amounts received in Q4 2022 in connection with the write-down of inventory in Q4 2021. Of the total operating costs, $37,807 is related to the Sales & trading segment, $6,243 is related to the Mine properties segment and $405 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Operating costs of $169,719 for 2022 (2021 - $133,010) include direct mine and production costs of $94,521 (2021 - $75,126), conversion costs of $8,070 (2021 - $9,252), product acquisition costs of $24,426 (2021 - $9,666), royalties of $10,371 (2021 - $8,867), distribution costs of $9,169 (2021 - $5,302), inventory write- down of $2,304 (2021 - $3,210), depreciation and amortization of $20,882 (2021 - $21,537) and iron ore costs of $659 (2021 - $50), partially offset by insurance proceeds of $683 (2021 - $nil). The increase in direct mine and production costs is primarily attributable to the cost impacts of elevated levels of rainfall as noted above, the plant shutdowns throughout 2022 for corrective maintenance, the impact of the mining contractor transition and cost and consumption increases for critical consumables as noted above. Of the total, $138,321 is related to the Sales & trading segment, $30,330 is related to the Mine properties segment and $1,068 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Year Ended December 31, 2022 6

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Cash operating costs per pound[1]	$5.51	$4.04	$5.04	$3.74
Cash operating costs excluding royalties per pound[1]	$5.15	$3.68	$4.57	$3.37

1. Cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound were $5.15 per lb in Q4 2022, compared with $3.68 for Q4 2021. The increase seen in Q4 2022 compared with Q4 2021 is largely due to the reasons noted above for operating costs, including the impact of cost and consumption increases for critical consumables, including HFO, diesel, sodium carbonate and ammonium sulfate. The previously noted plant shutdowns for repairs and maintenance negatively impacted the operational and financial performance, as did the mining contractor transition and the elevated levels of rainfall. Further, produced V2O5 equivalent sold decreased as compared with Q4 2021, with 5,855 (000s lb) sold in Q4 2022, as compared with 6,267 (000s lb) sold in Q4 2021.

• For 2022, cash operating costs excluding royalties per pound were $4.57 per lb, just about the 2022 guidance range of $4.10 - $4.50 per lb. The higher costs are primarily attributable to the performance in Q4 2022 due to the factors noted above.

• Professional, consulting and management fees in Q4 2022 increased from Q4 2021 by 3%. Of the total professional, consulting and management fee expense in Q4 2022, $468 related to the Sales & trading segment (Q4 2021 - $523), $1,185 related to the Mine properties segment (Q4 2021 - $1,176), $1,478 related to Corporate (Q4 2021 - $1,946), $2,581 related to Largo Clean Energy (Q4 2021 - $1,912) and $23 related to Largo Physical Vanadium (Q4 2021 - $nil). For 2022, total professional, consulting and management fees increased from 2021 by 41%. The increase is primarily attributable to costs incurred earlier in 2022 in connection with LCE, which was not fully operational earlier in 2021 and transaction and listing related costs incurred by LPV in connection with the completion of its qualifying transaction. Of the total, $1,832 related to the Sales & trading segment (2021 - $1,642), $4,969 related to the Mine properties segment (2021 - $4,162), $6,705 related to Corporate (2021 - $7,036), $10,044 related to Largo Clean Energy ($5,081) and $1,727 related to Largo Physical Vanadium ($nil).

• Other general and administrative expenses in Q4 2022 increased from Q4 2021 by 50% (or $1,157), which is primarily attributable to a further increase in legal provisions in the Mine properties segment of $215, as well as costs incurred in Q4 2022 in connection with LPV, and in LCE which has scaled up activities throughout 2022. Of the total other general and administrative expenses in Q4 2022, $145 related to the Sales & trading segment (Q4 2021 - $124), $746 related to the Mine properties segment (Q4 2021 - $497), $660 related to Corporate (Q4 2021 - $783), $1,314 related to Largo Clean Energy (Q4 2021 - $793) and $259 related to Largo Physical Vanadium (Q4 2021 - $nil). For 2022, total other general and administrative expenses increased from 2021 by 124%, primarily due to an increase in provisions of $5,107 following a ruling regarding a legal proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. Of the total, $525 related to the Sales & trading segment (2021 - $414), $6,497 related to the Mine properties segment (2021 - $1,500), $1,830 related to Corporate (2021 - $2,358), $4,743 related to Largo Clean Energy (2021 - $2,029) and $265 related to Largo Physical Vanadium ($nil). In addition, $330 related to initial activities for the titanium project.

• Share-based payments in Q4 2022 decreased from Q4 2021 by 18%. The decrease was attributable to the lower total vesting expense of restricted share units ("RSUs") and a reduced number of stock options granted in 2022. The total in Q4 2022 of $940 was related to the Corporate segment (Q4 2021 - $1,153). For 2022, share-based payments decreased from the same prior year period by 24%, with the total of $2,372 related to Corporate (2021 - $3,135).

Management's Discussion and Analysis for the Year Ended December 31, 2022 7

• Finance costs in Q4 2022 increased from Q4 2021 by 118% (or $433), which is attributable to increased debt, as well as the initial financing fees on the Company's new debt facilities.

• Exploration and evaluation costs in Q4 2022 increased from Q4 2021 by 75%. This was driven by increased drilling and exploration activity at the Maracás Menchen Mine in the current quarter compared to Q4 2021. Overall exploration and evaluation costs decreased by 8% in 2022. Costs in 2021 were higher due to work conducted on the technical report.

• Technology start-up costs relate to activities at LCE focused on the ramp up of operations for the deployment of its VCHARGE VRFB system (Q4 2022 - $8,181 and 2022 - $11,956) and costs related to initial activities for the titanium project in Brazil (Q4 2022 - $nil and 2022 - $739). This includes a full write-down of battery components inventory at LCE of $6,435 (Q4 2022 and 2022) (Q4 2021 and 2021 - $nil) to their expected net realizable value.

• Comprehensive loss for Q4 2022 increased from Q4 2021 by 192% primarily due to the aforementioned decrease in revenue and increase in costs. This was partially offset by a decrease in the unrealized loss on foreign currency translation of 247% (to a gain of $6,016). For 2022, comprehensive income decreased from 2021 by 64% primarily due to the decrease in net income, which was partially offset by a decrease in the unrealized loss on foreign currency translation of 164%. The unrealized gain on foreign currency translation in 2022 is primarily due to a strengthening of the Brazilian Real against the U.S. Dollar by approximately 7% since December 31, 2021, and against the Canadian Dollar by approximately 12% since December 31, 2021.

Cash Flows

• Cash used in operating activities of $5,429 in Q4 2022 is a decrease from cash provided by operating activities of $3,427 in Q4 2021. This is primarily due to a decrease in cash provided before working capital items of $20,157, partially offset by a net increase in working capital items of $11,301. The change in working capital items is primarily attributable to a decrease in amounts receivable and an increase in accounts payable and accrued liabilities. For 2022, cash provided by operating activities was $3,460, compared with cash provided by operating activities of $39,777 in 2021. This movement is primarily attributable to a decrease in cash provided before working capital items of $33,938 and a net change in working capital items of $(2,379), which is largely driven by increases in inventory and prepaid expenses and a decrease in deferred revenue, partially offset by a decrease in amounts receivable and an increase in accounts payable and accrued liabilities.

• Cash provided by financing activities in Q4 2022 increased from cash used in financing activities in Q4 2021 by $24,080. This movement was primarily due to the receipt of new debt of $40,000, partially offset by a repayment of debt of $15,000. For 2022, cash provided by financing activities increased from cash used in financing activities in 2021 by $33,337. The movement is primarily attributable to the receipt of debt of $55,000 and cash received from the sale of non-controlling interest of $7,344 (2021 - $nil ), partially offset by the repayment of debt of $30,000 (2021 - $24,788) and share repurchases of $6,088 ($nil).

• Cash used in investing activities in Q4 2022 of $26,819 is an increase of $19,834 from the $6,985 seen in Q4 2021. This movement was primarily driven by the purchase of vanadium assets for LPV and continued work on the ilmenite project. For 2022, the increase from 2021 was $32,748. Expenditures in 2022 primarily relate to the ilmenite project, mining equipment, costs relating to a software implementation and cash outflows for purchased product vanadium assets.

• The net change in cash in Q4 2022 was a decrease of $8,242, compared with a decrease of $3,777 for Q4 2021. For 2022, the net change in cash was a decrease of $29,319 (an increase of $4,645 in 2021).

Management's Discussion and Analysis for the Year Ended December 31, 2022 8

Net income reconciliation

		2022
Total V2O5 equivalent sold	000s lbs	24,451	A
	tonnes[1]	11,091
Produced V2O5 equivalent sold	000s lbs	22,121	B
	tonnes[1]	10,034
Revenues per pound sold	$/lb	$9.38	C
Cash operating costs per pound[2]	$/lb	$5.04	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

		2022
Revenues		$229,251	A x C 11,091 tonnes of V2O5 equivalent sold (2021 - 11,393 tonnes), with revenues per pound sold of $9.38 (2021 - $7.89).
Cash operating costs		(111,568)	B x D Global recovery of 79.1% (2021 - 79.7%), impact of cost increases for critical consumables, including HFO and diesel, and abnormal rainfall.
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(8,070)		Note 23 2,135 tonnes of FeV sold. Unit conversion costs are increasing due to aluminium price increases.

Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(24,426)		Note 23 1,057 tonnes of V2O5 equivalent of purchased products sold, compared with 528 tonnes in 2021 with a cost of $9,666.

Distribution costs	(9,169)		Note 23
Depreciation	(20,882)		Note 23
Increase in legal provisions	(5,107)		See "other general and administrative expenses" section on page 7.

Purchased products inventory write-down	(1,987)		Note 23 and Note 5
Insurance proceeds	683		Note 23
Iron ore costs	(659)		Note 23
		(69,617)
Commercial & Corporate costs
Professional, consulting and management fees	(8,537)		Note 18 (Sales & trading plus Corporate) Increased insurance, legal, regulatory and compliance costs in 2022 as a result of the Nasdaq listing in 2021 and ongoing U.S. regulatory requirements.
Other general and administrative expenses	(2,355)
Share-based payments	(2,372)
		$(13,264)

Management's Discussion and Analysis for the Year Ended December 31, 2022 9

	2022
		Note 18 (excluding finance costs and FX) -
Largo Clean Energy	(26,743)	includes an inventory write-down of $6,435
		2022 guidance between$15,000 and $18,000
Largo Physical Vanadium	(1,992)	Note 18
Titanium project	(1,198)	Note 18 - "other"
Foreign exchange gain	1,584
Finance costs	(1,588)
Interest income	1,109
Exploration and evaluation costs	(1,935)

Net income before tax	$4,039
Income tax expense	(7,688)
Deferred income tax recovery	1,423

Net income (loss)	$(2,226)

Operations

• V2O5 production in October 2022 was 803 tonnes, with 605 tonnes produced in November and 596 tonnes produced in December, for a total of 2,004 tonnes of V2O5 produced in Q4 2022. Production in October was impacted by corrective maintenance at the leaching and deammoniator areas, as well as the transition to a new mining contractor, with full mobilization having been completed by the end of the month. Production in November was impacted by changes in the mining sequence, while December was impacted by heavy rainfall, which resulted in a 16-day shutdown.

• For 2022, production was 10,436 tonnes of V2O5 equivalent, which is below the 2022 guidance of 11,000 - 12,000 tonnes. This is primarily attributable to the performance in Q4 2022, which saw the lowest production quantity of any quarter in 2022 (see table below).

• Production quantities and non-GAAP unit cost measures are summarized in the following table:

		Production	Average Quarterly	Cash operating costs
	Production	Pounds	V2O5 price[2]	excluding royalties
Period	Tonnes	Equivalent[1]	$/lb	per pound[3] $/lb
Q4 2022	2,004	4,418,058	$8.25	$5.15
Q3 2022	2,906	6,406,626	$8.23	$4.86
Q2 2022	3,084	6,799,048	$11.08	$4.23
Q1 2022	2,442	5,383,682	$10.72	$3.97
Q4 2021	2,003	4,415,854	$8.30	$3.68
Q3 2021	3,260	7,187,061	$9.40	$3.53
Q2 2021	3,070	6,768,184	$8.19	$3.39
Q1 2021	1,986	4,378,375	$7.09	$2.87

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q4 2022 was 74.7%, a decrease of 1.7% from the 76.0% achieved in Q4 2021 and 7.4% lower than the 80.7% achieved in Q3 2022. The global recovery in October 2022 was 75.0%, with 67.8% achieved in November and 80.8% achieved in December.

• In Q4 2022, the Company produced 839 V2O5 equivalent tonnes of high purity products, including 650 tonnes of high purity V2O5 and 189 tonnes of high purity V2O3. This represented 42% of the total quarterly production. In 2022, the Company produced 1,801 V2O5 equivalent tonnes of high purity products, including 1,368 tonnes of high purity V2O5 and 433 tonnes of high purity V2O3.

Management's Discussion and Analysis for the Year Ended December 31, 2022 10

• Subsequent to Q4 2022, production in January 2023 was 354 tonnes of V2O5.

Selected Quarterly Information

Summary financial information for the eight quarters ended December 31, 2022, prepared in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

			Basic (Loss)	Diluted (Loss)
		Net (Loss)	Earnings per	Earnings per		Non-current
Period	Revenue	Income	Share[1]	Share[1]	Total Assets	Liabilities
Q4 2022	$47,501	$(15,636)	$(0.24)	$(0.24)	$355,750	$42,223
Q3 2022	54,258	(2,601)	(0.04)	(0.04)	347,569	6,187
Q2 2022	84,804	17,965	0.28	0.28	358,739	6,700
Q1 2022	42,688	(1,954)	(0.03)	(0.03)	348,755	8,883
Q4 2021	50,326	789	0.01	0.01	313,909	6,544
Q3 2021	53,861	9,193	0.14	0.14	315,577	6,911
Q2 2021	54,292	8,445	0.13	0.13	318,276	8,259
Q1 2021	39,801	4,144	0.07	0.07	261,018	5,440

1. Basic earnings (loss) per share and diluted earnings (loss) per share have been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021 (refer to note 12).

For Q4 2022, the Company recorded a net loss of $15,636, compared with a net income of $789 for Q4 2021. This movement was primarily attributable to a 6% decrease in revenues and an 18% increase in operating costs. The increase in non-current liabilities is due to the new debt facilities secured in the period.

The net income seen in Q2 2022 was primarily attributable to revenues of $84,804 from the sale of 3,291 tonnes of V2O5 equivalent.

2023 Guidance

The Company has committed a significant proportion of its monthly production in 2023 to sales of its VPURE+TM and VPURETM products, as well as FeV produced from VPURETM.

The Company's Maracás Menchen Mine continued operations during 2022. Although there have been some challenges with logistics, including delays and higher costs, there continues to be no significant impact on the Company's production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels. In addition, COVID-19 restrictions imposed by the government in Brazil have not significantly impacted operations. The Company continues to follow the recommendations provided by health authorities and the Company continues to staff critical functions at the Maracás Menchen Mine.

The Company's 2023 guidance is presented on a "business as usual" basis. The Company continues to monitor ongoing geopolitical uncertainties the impact that these may have on the Company's operations, sales and guidance for 2023. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2022 for the full discussion of the Company's Risks and Uncertainties.

The Company's guidance for 2023 is presented below.

Management's Discussion and Analysis for the Year Ended December 31, 2022 11

2023 Guidance
Annual V2O5 equivalent production	tonnes	11,000 - 12,000
Annual V2O5 equivalent sales[1]	tonnes	10,300 - 11,300
Cash operating costs excluding royalties per pound[2]	$/lb	4.85 - 5.25
Distribution costs		$9,000 - 10,000
Corporate and Sales & trading administrative costs[3]		$9,000 - 10,000
Largo Clean Energy administrative costs[4]		$13,500 - 14,500
Capital expenditures - components		$13,000 - 14,000
Sustaining capital expenditures (excluding capitalized stripping costs)
Capitalized stripping costs		$12,000 - 13,000
Ilmenite concentration plant capital expenditure		$17,500 - 18,500
Dry magnetic separator capital expenditure		$2,000 - 3,000
Carry-over capital expenditures		$3,500 - 4,500

Tonnes V2O5	Q1		Q2		Q3		Q4		2023
	Low	High	Low	High	Low	High	Low	High	Low	High
Production	1,900	2,200	3,000	3,200	3,050	3,300	3,050	3,300	11,000	12,000
Sales[1]	2,300	2,500	2,300	2,500	2,850	3,150	2,850	3,150	10,300	11,300

1. Annual sales guidance does not include purchased products.

2. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Consists of the total of professional, consulting and management fees and other general and administrative expenses for the Corporate and Sales & Trading segments.

4. Consists of the total of professional, consulting and management fees, other general and administrative expenses and technology start-up costs for the Largo Clean Energy segment.

Operations

Largo Clean Energy

Recent Developments

During Q4 2022, LCE continued to make significant progress on the delivery of the Enel Green Power España ("EGPE") contract, which remains a priority focus. Substantially all the hardware is either in transit to or is in Spain awaiting installation. The only remaining items to ship are six of the 12 electrolyte storage containers, which were shipped in early 2023. The Field Service team has been on site in Q1 2023 and work is ongoing to install and interconnect the AC and DC power systems. Hot commissioning of the VRFB system is expected to be completed by the end of March. Provisional acceptance, which requires the completion of as-build drawings, manuals, final punch-list items, and operational testing by EGPE, is expected to be completed by the end of May 2023.

LCE and Ansaldo Green Tech continue to focus on the formation of a joint venture for the manufacturing and commercial deployment of VRFBs in the European, African and Middle East power generation markets. The MOU has been extended to March 31, 2023 to allow for the completion of the agreement. Ansaldo and LCE continue to develop a business path for the joint venture to service the European markets with Long Duration Energy Storage ("LDES").

At December 31, 2022, LCE wrote down its battery components inventory to $nil following an assessment of the net realizable value. A write down of $6,435 (Q4 2022 and 2022) (Q4 2021 and 2021 - $nil) was recognized in technology start-up costs.

Management's Discussion and Analysis for the Year Ended December 31, 2022 12

Maracás Menchen Mine

Recent Developments

Expenditures of $44,101 were capitalized to mine properties, plant and equipment during 2022 (2021 - $28,923), including $7,730 of capitalized waste stripping and push back costs (2021 - $8,726) and $3,906 relating to the titanium project.

The production of 2,004 tonnes of V2O5 in Q4 2022 was in line with the 2,003 tonnes of V2O5 produced in Q4 2021. In Q4 2022, the Company experienced reduced massive ore inventory arising from the transition in mining contractors and unusually heavy rainfall in December 2022. In Q4 2021, the Company experienced abnormally elevated levels of rainfall in both November and December 2021. In Q4 2022, 326,552 tonnes of ore were mined with an effective grade of 0.96% of V2O5. The ore mined in Q4 2022 was 18% higher than in Q4 2021. The Company produced 90,797 tonnes of concentrate with an effective grade of 2.94%.

The COVID-19 restrictions put in place did not have an impact on the Company's operational performance in Q4 2022.

The following table is a summary of production statistics at the Maracás Menchen Mine.

	Q4 2022	Q4 2021	YTD 2022	YTD 2021
Total Ore Mined (tonnes)	326,552	277,783	1,359,927	1,248,967
Ore Grade Mined - Effective Grade[1] (%)	0.96	1.00	1.11	1.12

Effective Grade of Ore Milled (%)	1.06	1.16	1.26	1.24
Concentrate Produced (tonnes)	90,797	86,129	406,951	398,847
Grade of Concentrate (%)	2.94	3.13	3.18	3.23
Contained V2O5 (tonnes)	2,671	2,697	12,944	12,879

Crushing Recovery (%)	97.8	96.7	97.8	97.7
Milling Recovery (%)	98.5	97.1	97.8	97.6
Kiln Recovery (%)	84.8	86.6	88.0	89.0
Leaching Recovery (%)	96.1	97.7	98.3	98.0
Chemical Plant Recovery (%)	95.1	95.7	95.6	95.9
Global Recovery[2] (%)	74.7	76.0	79.1	79.7

V2O5 Produced (Flake + Powder) (tonnes)	2,004	2,003	10,436	10,319

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q4 2022, the Company completed approximately 1,409 metres of infill drilling in the Campbell Pit, 972 metres of near mine deep drilling and 2,402 metres of drilling to support the maintenance of the Company's mineral rights. An integrated model including Gulçari A Norte ("GAN"), São Jose ("SJO") and Novo Amparo ("NAO") is being developed using data from the recent drilling campaigns. Further work in 2023 has been planned in order to finalize this model, including the development of a density model. The Campbell Pit geological model was updated in Q4 2022 and provided to the mine planning team. This model will be updated quarterly and will assist with mine planning activities.

In 2022, the Company completed 9,359 metres of drilling (66 holes) at various targets across the Maracás Menchen Mine. At the Campbell Pit, 971 metres were drilled in three holes to explore depth extension opportunities. A further 2,145 metres (20 holes) of infill drilling were completed within the pit as part of a short- term drill program focused on defining ore/waste contacts and increasing grade control for short-term modelling and mining purposes. 618 metres (4 holes) were drilled at Novo Amparo Norte ("NAN") and NAO and no further drilling was conducted at GAN and SJO. Finally, 5,622 metres of drilling (39 holes) were completed on three targets in the South Block.

Management's Discussion and Analysis for the Year Ended December 31, 2022 13

In 2021 the Company completed 8,838 metres of drilling (56 holes) at various targets across the Maracás Menchen Mine. At the Campbell Pit, 2,337 metres were drilled in seven holes to explore depth extension opportunities. A further 2,248 metres of drilling (26 holes) were completed within the pit as part of a short-term drill program focused on defining ore/waste contacts and increasing grade control for short-term modelling and mining purposes. Limited drilling was completed at NAN (483 metres in two holes) and GAN (706 metres in four holes) in support of the technical report. Two holes (809 metres) were drilled to test geophysical anomalies adjacent to the existing mine operations, east of the Campbell Pit. Finally, 2,255 metres of drilling (15 holes) were completed on two targets in the South Block.

On November 3, 2021 the Company announced the results of a new NI 43-101 technical report titled "An Updated Life of Mine Plan ("LOMP") for Campbell Pit and Pre-Feasibility Study for GAN and NAN Deposits" (the "Technical Report"). The Technical Report was filed on December 20, 2021. A summary of the report outcomes can be found in the aforementioned press release and the full report can be accessed via SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Exploration Outlook

The Company is planning for approximately 2,700 metres of infill drilling in 2023 using rotopercussive drill rigs in order to reduce gaps in the 2023 and 2024 ore zones in the Campbell Pit and provide more detail to the mine planning team.

The Company is planning for approximately 11,200 metres of exploration drilling in 2023. Efforts will focus on areas in the South Block with known magnetic and geochemical anomalies and on concessions that require work to maintain them in good standing in accordance with the applicable rules and regulations in Brazil.

Campo Alegre de Lourdes

Recent Developments

No field work was undertaken at Campo Alegre de Lourdes in Q4 2022. In 2023, the Company is planning for the collection of approximately 2,250 soil samples and the completion of 3,000 metres of diamond drilling. The goal of this program is to support the maintenance of the Company's mineral rights in these areas.

During Q4 2022, the Company incurred $nil in expenditures (Q4 2021 - $nil) at the Campo Alegre de Lourdes project and in 2022, the Company incurred $nil in expenditures (2021 - $nil).

Financial Instruments

Financial assets and financial liabilities at December 31, 2022 and 2021 were as follows:

	December 31,	December 31,
	2022	2021
Cash	$54,471	$83,790
Restricted cash	470	448
Trade and other receivables	18,313	22,172
Accounts payable and accrued liabilities (including non-current)	26,960	19,723
Lease liability (including non-current)	2,054	2,550
Debt	40,000	15,000

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 21. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Liquidity And Capital Resources

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

At December 31, 2021, the benchmark price per lb of V2O5 was between $8.50 and $9.00. This increased to a range of between $9.27 and $9.60 at December 31, 2022, with an average of approximately $8.25 for Q4 2022, compared with approximately $8.23 for Q3 2022 and $8.30 for Q4 2021.

Management's Discussion and Analysis for the Year Ended December 31, 2022 14

The average benchmark price per lb of V2O5 was approximately $9.90 and the average benchmark price per kg of FeV was approximately $37.90 for January 2023. At the date of the MD&A, the market price of V2O5 was in a range of $10.50 to $11.05 per lb and the market price of FeV was in a range of $40.25 to $41.50 per kg.

The Company is continuing to monitor any developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At December 31, 2022, the Company's debt balance was $40,000.

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility. At the same time, the Company secured a new working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of $15,000 were received. This facility was originally due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum. The facility was repaid in full in December 2022.

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due after 18, 24, 30 and 36 months. In addition to a fee of 0.7%, accrued interest at a rate of 8.33% p.a. is to be paid every six months.

In December 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due semi-annually after a grace period of 360 days. In addition to a fee of 0.7%, accrued interest at a rate of 8.20% p.a. is to be paid every six months.

Refer to note 24 for details of debt secured after the statement of financial position date. Refer to "Significant Events and Transaction Subsequent to 2022" for details of an additional debt facility secured by the Company.

Capital resources

At December 31, 2022, the Company had an accumulated deficit of $48,227 since inception (December 31, 2021 - $49,327) and had a net working capital surplus of $115,171 (December 31, 2021 - $118,310) (defined as current assets less current liabilities). At December 31, 2022, the total amount due within 12 months on the Company's debt was $4,000 (December 31, 2021 - $15,000).

The following table details the Company's expected remaining contractual cash flow requirements at December 31, 2022 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$26,634	$-	$326	$-
Debt	-	4,000	36,000	-
Operating and purchase commitments	12,139	1,446	132	22
	$38,773	$5,446	$36,458	$22

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $54,471 (December 31, 2021 - $83,790). Refer to note 8 for lease commitments, note 19 for other commitments and contingencies and note 24 for debt facilities secured subsequent to December 31, 2022. As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and also not thousands).

At December 31, 2022, there were 64,006 common shares of the Company outstanding. At the date of this MD&A, there were 64,006 common shares of the Company outstanding.

Management's Discussion and Analysis for the Year Ended December 31, 2022 15

At December 31, 2022, under the share compensation plan of the Company, 200 RSUs were outstanding and 1,008 stock options were outstanding with exercise prices ranging from C$6.70 to C$30.40 and expiry dates ranging between February 1, 2023 and December 14, 2027. If exercised, the Company would receive proceeds of C$11,712. The weighted average exercise price of the stock options outstanding is C$12.55.

As of the date of this MD&A, 120 RSUs and 645 stock options were outstanding with stock option exercise prices ranging from C$6.70 to C$30.40 and expiry dates ranging between August 16, 2023 and December 14, 2027.

At December 31, 2022, 342 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025. If these warrants were exercised, the Company would receive proceeds of C$4,446.

As of the date of this MD&A, 342 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025.

Transactions With Related Parties

The 2022 annual consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2021 except as disclosed in note 14. The Company had transactions with related parties during 2022. Refer to note 17.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedar.com and www.sec.gov.

Commitments and Contingencies

At December 31, 2022, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,648 and all payable within one year. These contracts also require that additional payments of up to approximately $3,972 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2023 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of 7.5% of the net sales price of each VRFB which contains a manufactured licensed product or uses or transfers a licensed product on or after January 1, 2022. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between February 28, 2023 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $397, including $243 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of December 31, 2022 of $10,693.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At December 31, 2022, the Company recognized a provision of R$26,487 ($5,076) in the current portion of provisions (December 31, 2021 - $230). The Company is awaiting a further ruling from a higher court in Brazil and will consider its options for an appeal once this ruling is received. Refer to note 19. At December 31, 2022, the Company recognized a total provision of $5,310 for legal proceedings regarding labour matters (December 31, 2021 - $314).

Management's Discussion and Analysis for the Year Ended December 31, 2022 16

Disclosure Controls And Procedures And Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2022 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2022 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the Board of Directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that as at December 31, 2022, the Company's ICFR was effective.

During the year ended December 31, 2022, the Company did not make any significant changes to its ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates And Assumptions

The preparation of the 2022 annual consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These 2022 annual consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the annual consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Management's Discussion and Analysis for the Year Ended December 31, 2022 17

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the valuation of mine properties, plant and equipment and development properties, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes In Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the 2022 annual consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2021, except for any changes as disclosed in note 3.

Non-GAAP1 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non- GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 18 as per the 2022 annual consolidated financial statements.

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Revenues - V2O5 produced[1]	$24,908	$24,520	$123,529	$100,901
V2O5 sold - produced (000s lb)	3,483	3,234	14,307	13,499
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$7.15	$7.58	$8.63	$7.47

Revenues - V2O5 purchased[1]	$-	$-	$3,184	$455
V2O5 sold - purchased (000s lb)	-	-	265	55
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$-	$12.02	$8.27

Revenues - V2O5[1]	$24,908	$24,520	$126,713	$101,356
V2O5 sold (000s lb)	3,483	3,234	14,571	13,554
V2O5 revenues per pound of V2O5 sold ($/lb)	$7.15	$7.58	$8.70	$7.48

_________________________________________

1 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Year Ended December 31, 2022 18

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Revenues - V2O3 produced[1]	$4,736	$-	$8,534	$-
V2O3 sold - produced (000s lb)	426	-	734	-
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$11.12	$-	$11.63	$-

Revenues - V2O3 purchased[1]	$480	$-	$962	$-
V2O3 sold - purchased (000s lb)	42	-	85	-
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$11.43	$-	$11.32	$-

Revenues - V2O3[1]	$5,216	$-	$9,496	$-
V2O3 sold (000s lb)	468	-	819	-
V2O3 revenues per pound of V2O3 sold ($/lb)	$11.15	$-	$11.59	$-

Revenues - FeV produced[1]	$15,664	$24,853	$71,025	$88,761
FeV sold - produced (000s kg)	559	930	2,135	3,251
FeV revenues per kg of FeV sold - produced ($/kg)	$28.02	$26.72	$33.27	$27.30

Revenues - FeV purchased[1]	$1,713	$953	$22,017	$8,163
FeV sold - purchased (000s kg)	64	39	603	304
FeV revenues per kg of FeV sold - purchased ($/kg)	$26.77	$24.44	$36.51	$26.85

Revenues - FeV[1]	$17,377	$25,806	$93,042	$96,924
FeV sold (000s kg)	623	969	2,738	3,555
FeV revenues per kg of FeV sold ($/kg)	$27.89	$26.63	$33.98	$27.26

Revenues[1]	$47,501	$50,326	$229,251	$198,280
V2O5 equivalent sold (000s lb)	6,116	6,390	24,451	25,117
Revenues per pound sold ($/lb)	$7.77	$7.88	$9.38	$7.89

1. As per note 22.

Three months ended calculated as the amount per note 22 less the corresponding amount disclosed for the nine-month period in note 18 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Management's Discussion and Analysis for the Year Ended December 31, 2022 19

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the 2022 annual consolidated financial statements.

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Operating costs[1]	$44,455	$37,746	$169,719	$133,010
Professional, consulting and management fees[2]	1,185	1,176	4,969	4,162
Other general and administrative expenses[3]	530	497	1,390	1,500
Add: insurance proceeds[1]	683	-	683	-
Less: iron ore costs[1]	(22)	-	(659)	(50)
Less: conversion costs[1]	(2,231)	(2,592)	(8,070)	(9,252)
Less: product acquisition costs[1]	(3,775)	(1,010)	(24,426)	(9,666)
Less: distribution costs[1]	(2,282)	(1,463)	(9,169)	(5,302)
Less: inventory write-down[4]	(332)	(3,208)	(1,987)	(3,210)
Less: depreciation and amortization expense[1]	(5,959)	(5,824)	(20,882)	(21,537)
Cash operating costs	32,252	25,322	111,568	89,655
Less: royalties[1]	(2,106)	(2,279)	(10,371)	(8,867)
Cash operating costs excluding royalties	30,146	23,043	101,197	80,788
Produced V2O5 sold (000s lb)	5,855	6,267	22,121	23,953
Cash operating costs per pound ($/lb)	$5.51	$4.04	$5.04	$3.74
Cash operating costs excluding royalties per pound ($/lb)	$5.15	$3.68	$4.57	$3.37

1. Year ended as per note 23.

Three months ended calculated as the amount per note 23 less the corresponding amount disclosed for the nine-month period in note 19 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

2. Year ended as per the Mine properties segment in note 18.

Three months ended calculated as the amount for the Company's Mine properties segment in note 18 less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 15 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

3. Year ended as per the Mine properties segment in note 18 less the increase in legal provisions of $5,107 as noted in the "other general and administrative expenses" section on page 7 of this MD&A.

Three months ended calculated as the amount for the Company's Mine properties segment in note 18 less the increase in legal provisions of $215, less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 15 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

4. Year ended as per notes 5 for purchased finished products.

Three months ended calculated as the amount per note 5 for purchased finished products less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

Management's Discussion and Analysis for the Year Ended December 31, 2022 20

Risks And Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its VRFB business. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2022, which is filed on www.sedar.com and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Trademarks are owned by Largo Inc. (formerly Largo Resources Ltd).

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the build out of the ilmenite plant and the titanium project, eventual production from the ilmenite plant and/or the titanium project, the ability to sell ilmenite, titanium dioxide pigment, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O3 according to customer specifications, the extent and overall impact of the COVID-19 pandemic in Brazil and globally, the extent and impact of global freight delays and higher inventory transit time. Forward- looking information in this MD&A also includes, but is not limited to, statements with respect to the Company's ability to build, finance and operate a profitable VRFB business, the projected timing and cost of the completion of the EGPE project, the ability to negotiate and enter into a joint venture agreement with Ansaldo Green Tech on terms satisfactory to the Company, the Company's ability to protect and develop its technology, the Company's ability to maintain its IP, the Company's ability to market, sell and fulfill orders for its VCHARGE battery system on specification and at a competitive price, the Company's ability to secure the required resources to build its VCHARGE battery, and the adoption of VFRB technology generally in the market.

Management's Discussion and Analysis for the Year Ended December 31, 2022 21

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, iron ore, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specifically in respect of the installation of the EGPE project; the availability of financing for operations and development; the ability to mitigate the impact of heavy rainfall; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the green energy sector, the accuracy of cost estimates and assumptions for future variations of the VCHARGE battery system design; that the Company's current plans for iron ore, ilmenite, titanium dioxide pigment and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed VRFB technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2022 which is filed on www.sedar.com and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Management's Discussion and Analysis for the Year Ended December 31, 2022 22

Forward-looking Statements	Assumptions	Risk Factors
The 2022 annual consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of
business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.	The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was $65,000. Refer to note 10.
Production volumes are expected to achieve the expanded nameplate capacity of 1,100 tonnes per month during 2023. 2023 Production Guidance: 11,000 - 12,000 tonnes	The Company assumes that consistent production levels will achieve a level of or in excess of 1,100 tonnes per month in 2023 during normal operation.	The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecast may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Year Ended December 31, 2022 23

Forward-looking Statements	Assumptions	Risk Factors
2023 Costs Guidance: Cash operating costs excluding royalties per pound $4.85 - $5.25	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.	Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management's Discussion and Analysis for the Year Ended December 31, 2022 24

Forward-looking Statements	Assumptions	Risk Factors
Sustaining capital expenditures of approximately $13,000 to $14,000 are expected to be required in 2023 to sustain the operational capacity to produce 1,100 tonnes per month (excluding capitalized waste stripping costs).	Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.	Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; and fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Year Ended December 31, 2022 25

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis for the Year Ended December 31, 2022 26